SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

HAVERTY FURNITURE COMPANIES, INC.
(Name of Issuer)
Class A Common Stock, $1.00 par value
(Title of Class of Securities)
419596-20-0
(CUSIP Number)
Terry F. Schwartz, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(404) 815-3500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No.	419596-20-0	13D	Page	2	of	6	Pages

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO OF ABOVE PERSON H5, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		877,453 Shares of Class A Common Stock

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

877,453 Shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

877,453 Shares of Class A Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	419596-20-0	13D	Page	3	of	6	Pages

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO OF ABOVE PERSON Pine Hill Associates, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		877,453 Shares of Class A Common Stock

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

877,453 Shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

877,453 Shares of Class A Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	419596-20-0	13D	Page	4	of	6	Pages

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO OF ABOVE PERSON J. Rawson Haverty, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		295,352 Shares of Class A Common Stock

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		881,553 Shares of Class A Common Stock

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		157,675 Shares of Class A Common Stock

WITH	10.	SHARED DISPOSITIVE POWER

1,019,230 Shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,176,905 Shares of Class A Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.2%

14.	TYPE OF REPORTING PERSON*

IN

     This Amendment No.1 to Schedule 13D (the “Amendment”) is being filed to update the beneficial ownership information and the information contained Item 5 of the original Schedule 13D (the “Schedule 13D”) filed by the undersigned on July 24, 2007 with the Securities and Exchange Commission. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.
     Item 1. Security and Issuer.
     Not applicable.
     Item 2. Identity and Background.
     Not applicable.
     Item 3. Source and Amount of Funds or Other Consideration.
     Not applicable.
     Item 4. Purpose of Transaction.
     Not applicable.
     Item 5. Interest in Securities of the Issuer.
(a)(b)	The Partnership beneficially owns 877,453 shares or 22.5% of the Class A Common Stock of the Company over which its general partner, the LLC, shares dispositive power and thus shares beneficial ownership.

Mr. Haverty beneficially owns 1,176,905 shares or 30.2% of the Class A Common Stock of the Company. Mr. Haverty has sole dispositive power with respect to 157,675 shares of Class A Common Stock and sole voting power with respect to 295,352 shares of Class A Common Stock. As the manager of the LLC, the Partnership’s general partner, Mr. Haverty shares voting and dispositive power with the Partnership and the LLC with respect to the 877,453 shares of the Class A Common Stock held by the Partnership. Mr. Haverty shares dispositive power over 86,917 shares held by the Mary E. Haverty Foundation (the “Foundation”) with the other trustees of the Foundation: Margaret E. Haverty Glover, Jane M. Haverty, Mary E. Haverty-Bousson and Ben M. Haverty. Mr. Haverty shares dispositive power over 50,760 shares held in the Margaret Munnerlyn Haverty Revocable Trust (the “Trust”) with the other trustees of the Trust: Jane M. Haverty and Ben M. Haverty.

Margaret E. Haverty Glover, Jane M. Haverty, Mary E. Haverty-Bousson and Ben E. Haverty are all citizens of the United States of America. None of them have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The business address of the Foundation and its trustees is 780 Johnson Ferry Road, Suite 800, Atlanta Georgia 30342. The purpose of the Foundation, which is a Georgia corporation, is to support charitable organizations.

The address of the Trust and its trustees is 780 Johnson Ferry Road, Suite 800, Atlanta Georgia 30342.

(c)	On each of March 3, 2010 and March 15, 2010, the Partnership converted 40,000 shares of Class A Common Stock, for an aggregate of 80,000 shares, into an aggregate of 80,000 shares of common stock of the Company. No other transactions were effected by the Reporting Persons in Class A Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Mr. Haverty has sole voting power over 86,917 shares of Class A Common Stock held by the Mary E. Haverty Foundation pursuant to a revocable proxy dated March 20, 2007, which was attached as an exhibit to the Schedule 13D.

Mr. Haverty has sole voting power over 50,760 shares of Class A Common Stock held by a Trust for the benefit of Margaret M. Haverty pursuant to a revocable proxy dated March 17, 2009, which is attached as Exhibit 99.1.

Except as described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.
     Item 7. Material to be Filed as Exhibits.
Exhibit 99.1 Revocable proxy from co-trustees of the Trust for the benefit of Margaret M. Haverty dated March 17, 2009.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2010	H5, L.P.
	By:	/s/J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Manager of Pine Hill Associates, LLC (general partner of H5, L.P.)

PINE HILL ASSOCIATES, LLC
	By:	/s/J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Manager

J. RAWSON HAVERTY, JR.
	By:	/s/J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.